Exhibit 99.1

DiVall Insured Income Properties 2, L.P.
QUARTERLY NEWS	November 15, 2010

A Publication of The Provo Group, Inc.	THIRD QUARTER 2010

THIRD QUARTER OF 2010 DISTRIBUTION…

The Partnership is distributing $275,000 for the Third Quarter of 2010, which is $5.94 per unit. This is $45,000 ($.97 per unit) higher than planned and is due primarily to Management’s success in receiving real estate tax relief for 2009 for the vacant Park Forest, IL property. Accordingly, the 2009 remaining real estate tax due in 2010 was reduced as well as estimates of the 2010 real estate tax costs.

Cash distributions from adjusted operating cash flows and investing activities for the remaining operating quarter of 2010 is also projected to be higher than budget and is anticipated to total approximately $240,000 ($5.19 per unit) compared to $230,000 ($4.97) per unit as originally planned.

ADDITIONAL FINANCIAL INFORMATION CAN BE ACCESSED…

For further Third Quarter of 2010 unaudited financial information, see the Partnership’s September 30, 2010 interim financial report filed on Form 10-Q. A copy of the Third Quarter 2010 10-Q and other public reports can be viewed and printed free of charge at the Partnership’s website at www.divallproperties.com or at the SEC’s website at www.sec.gov.

DISTRIBUTION HIGHLIGHTS

•	$275,000 ($5.94 per unit) distributed for the Third Quarter of 2010, (see Adjusted Condensed Statements of Cash Flows attached).

•

$1,556 to $1,406 is the range of cumulative total distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both adjusted cash flow from operations and “net” cash activity from financing and investing activities).

PARTNERSHIP OUTLOOK…

The Partnership has been and continues to be debt free. To-date, the adjusted operating cash flows have been sufficient to meet necessary expenditures and to provide investors with a stable quarterly cash distribution and return on their investment. As of September 30, 2010, all Partnership properties were leased except for the Park Forest, IL property, and all tenants were continuing to abide by the terms of their leases. Only two of the leases are set to expire during the next twelve months, and Management plans to work with the tenants of these properties to extend the leases. Management plans to continue its objective to preserve capital and sustain property values, while selectively working to dispose of weaker investment properties.

Although the Partnership is not set to expire until November of 2020, Management intends to continue the process of giving investors the opportunity every two years to vote to sell the remaining Partnership properties and terminate the Partnership. The next investor vote is scheduled for May of 2011.

FORWARD LOOKING STATEMENTS

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect the Partnership’s management’s view only as of November 1, 2010, the date this newsletter was sent for printing and mail assembly. The Partnership undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this newsletter include changes in general economic conditions, changes in real estate conditions and markets, unanticipated property sales, inability of current tenants to meet financial obligations, inability to obtain new tenants upon the expiration of existing leases, changes in annual carrying costs of vacant property, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

SEE INSIDE
Property Highlights	2
Questions & Answers	2
Contact Information	2

PAGE 2	DIVALL 2 QUARTERLY NEWS	3 Q 10

PROPERTY HIGHLIGHTS

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Phoenix, AZ (operates as a Denny’s restaurant): Responsive to the depressed Phoenix market, Management and Denny’s agreed to two temporary rent modifications to the tenant’s lease (which is set to expire on April 30, 2011) retroactive to January 1, 2010. The tenant’s rent from January of 2010 through December of 2010 is strictly percentage rent at eight percent of monthly sales over a defined breakpoint. Management is uncertain as to whether there will be further rent modifications for the remaining four months of the lease, or whether the expiration date of the lease will be effectively December 31, 2010.

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Park Forest, IL (vacant property): Management entered into a Marketing and Agency Agreement in late August of 2010 for the live sale auction of the vacant property. The auction took place on September 27, 2010 and did not result in the sale of the property. Per the Agreement, the Agent had 30 days from the auction date to continue to market the property for sale, at which time the Agreement would expire. A purchase contract was executed with an unaffiliated party in early October for the final sales price of $11,000. The net book value of the vacant and troubled property had been written-down to $0 as of December 31, 2009. Per the purchase contract, closing was to occur on or before October, 27, 2010; however, the sale fell apart due to a significant Cook County real estate tax issue related to the purchase contract of the adjacent shopping Center property. The contract buyer of both the Park Forest property and the adjacent shopping Center property recently learned that the assumption of the past due Cook County real estate tax for the shopping Center property would be three times higher than the contract purchase price of the property. The Fourth Quarter estimated net sale proceeds of the Park Forest property would have been de minimis; rather, the sale’s “real” value would have resulted from eliminating annual carrying costs for real estate taxes, maintenance, and insurance on a vacant and troubled property. Although the property sale of the Park Forest property fell through, the arms length purchase contract may prove to be beneficial to Management’s pursuit of future tax relief by requesting the reduction of the Cook County property tax assessment for the Park Forest property based on the actual contract purchase price.

QUESTIONS & ANSWERS

•	When can I expect my next correspondence mailing?

Your newsletter for the Fourth Quarter of 2010 is scheduled to be mailed on February 15, 2011.

•	Where can I find the Partnership website?

Please visit the website at www.divallproperties.com.

•	What was the estimated December 31, 2009 Net Asset Value (“NAV”)?

Management’s estimated Net Asset Value was $310 per unit. Please note that the estimated year-end NAV should be adjusted (reduced) for any subsequent property sale(s) during the following year. As with any valuation methodology, the General Partner’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NAV. Accordingly, with respect to the estimated NAV per unit, the Partnership can give no assurance that:

•	an investor would be able to resell his or her units at this estimated NAV;

•	an investor would ultimately realize distributions per unit equal to the Partnership’s estimated NAV per unit upon the liquidation of all of the Partnership’s assets and settlement of its liabilities;

•	the Partnership’s units would trade at the estimated NAV per unit in a secondary market; or

•	the methodology used to estimate the Partnership’s NAV per unit would be acceptable to FINRA or under ERISA for compliance with their respective reporting requirements.

•	When will the estimated December 31, 2010 NAV be available?

The estimated December 31, 2010 NAV is scheduled to be mailed to investors on February 15, 2011, along with the Fourth Quarter 2010 correspondence mailing.

•	How can I obtain a range of trading prices for recent secondary market transfers of Partnership units?

Comparative transfer price range information is available upon request to our Investor Relations Department. The Partnership, however, makes no representation that these prices are guaranteed, fair or reasonable. Secondary market lists can also be obtained upon request to DiVall Investor Relations.

•	When can I expect to receive my 2010 Partnership K-1?

According to IRS regulations, Management is not required to mail K-1’s until April 15th, 2011. The 2010 K-1’s are scheduled to be mailed in March of 2011.

•	How can I obtain a hard copy of last year’s Annual Report filed on Form 10-K or other SEC filings?

Please visit the Investors Relation page at www.divallproperties.com or the SEC website at www.sec.gov to print a free copy of the report(s) or contact Investor Relations.

•	How do I have a question answered in the next Newsletter?

Please e-mail your specific question to Diane Conley at dconley@theprovogroup.com by Monday, January 10, 2011 or visit the Investor Relations page at www.divallproperties.com.

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address and/or number(s) listed below.

CONTACT INFORMATION

MAIL:	DiVall Investor Relations	PHONE:	1-800-547-7686
	c/o Phoenix American Financial Services, Inc.	FAX:	1-415-485-4553
2401 Kerner Blvd.
San Rafael, CA 94901

DIVALL INSURED INCOME PROPERTIES 2 L.P.

ADJUSTED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 and 2009

(Unaudited)

	2010	2009
Net Cash Flows Provided by Operating Activities— as reported	$856,214	$841,745
Adjustments:
Changes in working capital (a)	14,250	60,154
Net Cash flows advanced from past or current cash flows (reserved for future) (b)	(110,680)	(151,448)

Net Adjusted Cash Flows Provided by Operating Activities	$759,784	$750,451

Cash Flows provided by (used in) Investing Activities— as reported	$25,216	($451)

Total Adjusted Cash Flows Provided by Operating Activities and
Cash Flows Provided by Investing Activities	$785,000	$750,000

	2010 ACTUAL	2009 ACTUAL
3rd Quarter Cash Distribution	$275,000	$245,000

3rd Quarter Cash Distribution per Limited Partner Unit	$5.94	$5.29

Date Mailed	11/15/2010	11/13/2009

2nd Quarter Cash Distribution	$305,000	$275,000

2nd Quarter Cash Distribution per Limited Partner Unit	$6.59	$5.94

Date Mailed	8/13/2010	8/14/2009

1st Quarter Cash Distribution	$205,000	$230,000

1st Quarter Cash Distribution per Limited Partner Unit	$4.43	$4.97

Date Mailed	5/14/2010	5/15/2009

Total combined Cash Distributions for 1st, 2nd and 3rd Quarters	$785,000	$750,000

Total combined Cash Distributions per Limited Partner unit	$16.96	$16.21

Number of outstanding Limited Partner units— as reported	46,280.30	46,280.30

(a)	Timing differences arising from the payment of certain liabilities in a period other than that in which the expense is recognized in determining net income may distort the actual cash flow that operations generate. Therefore, Management adjusts the Partnership's GAAP cash flow provided by operations to record such amounts in the period in which the liability was actually incurred and reserved for payment.
(b)	As deemed necessary, Management adjusts the Partnership's GAAP cash flow provided by operations for cash flows advanced from past cash flows or current cash flows reserved for future distributions to allow the Partnership to operate normally.

Non-GAAP Financial Disclosure

Adjusted cash flow provided by operating activities is a non-GAAP financial measure that represents cash flow provided by operating activities on a GAAP basis adjusted for certain timing differences and cash flow advances (deferrals) as described above. Management believes that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from the Partnership's period and is used in evaluating quarterly cash distributions to limited partners. Adjusted cash flow from operating activities should not be considered as an alternative for cash flow from operating activities computed on a GAAP basis as a measure of our liquidity.